Exhibit 99.8

PRESS RELEASE

Namibia: TotalEnergies concludes agreement with Galp to
enter as operator in the prolific PEL 83 license, including the
Mopane discovery

▪	Under this agreement, TotalEnergies will acquire a 40% operated interest in PEL83 license holding the Mopane discovery, while Galp will acquire a 10% participating interest in PEL56 license holding the Venus discovery.

▪	The transaction positions TotalEnergies as the operator of the two largest oil discoveries in Namibia and opens the way for the development of a major producing hub, generating long-term value for the country and partners.

Paris, December 9, 2025 – TotalEnergies has signed an agreement with Galp Energia SGPS SA (“Galp”) under which:

▪	TotalEnergies is to acquire from Galp a 40% operated interest in PEL83, which includes the Mopane discovery;

▪	Galp is to acquire from TotalEnergies a 10% participating interest in PEL56, which includes the Venus discovery, and a 9.39% participating interest in PEL91;

▪	TotalEnergies will carry 50% of Galp’s capital expenditures for the exploration and appraisal of the Mopane discovery and the first development on PEL83. The carry will be repaid through 50% of Galp’s future cash flows from the project.

TotalEnergies and Galp agreed to launch an exploration and appraisal campaign including three wells over the next two years, with a first well planned in 2026, to further derisk resources and progress diligently toward the development of the Mopane discovery.

Concurrently, TotalEnergies, operator of PEL56, remains fully committed to the development of the Venus discovery and is working to secure all conditions enabling a potential final investment decision in 2026.

“We are very happy to have been selected by Galp as their partner and operator for the prolific PEL83 license, including the Mopane discovery in Namibia. This is a strong recognition of the exploration and deepwater competences of TotalEnergies teams. This transaction demonstrates also the strong confidence of TotalEnergies towards Namibia as a future oil producing country. TotalEnergies will leverage its recognized operatorship track record to progress towards profitable and sustainable developments of both Venus and Mopane discoveries. By enabling the creation of a producing hub in Namibia, we aim to achieve synergies that will create long-term value for both Namibia and the stakeholders,” said Patrick Pouyanné, Chairman and CEO of TotalEnergies. “We are eager to keep building on our collaboration with the Namibian authorities in order to deliver both developments”.

Completion of the transaction is subject to customary third party approvals from the Nambian authorities and joint ventures parties, with completion expected to occur in 2026.

After completion of the transaction, TotalEnergies will own:

▪	a 40% operated interest in PEL83 alongside Galp (40%), Namcor (10%) and Custos (10%);

▪	a 35.25% operated interest in PEL56 alongside QatarEnergy (35.25%), Galp (10%), Namcor (10%) and Impact (9.5%);

▪	a 33.085% operated interest in PEL91 alongside QatarEnergy (33.025%), Namcor (15%), Galp (9.39%) and Impact (9.5%).

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About TotalEnergies in Namibia

TotalEnergies has been present in Namibia since 1964 and employs 55 people. TotalEnergies is also the 4th largest fuel distributor in the country, with 43 service stations. In line with its multi-energy strategy, the Company is looking for local opportunities to develop low carbon projects in the country.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

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